

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Clarence Cottman, III
Chief Executive Officer
NiMin Energy Corp.
1160 Eugenia Place, Suite 100
Carpinteria, California 93013

> **Re: NiMin Energy Corp.**
> **Registration Statement on Form 20-F**
> **Filed October 20, 2010**
> **File No. 0-54162**

Dear Mr. Cottman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2.   The Form 20-F registration statement will become automatically effective 60 days from the date you filed it with the Commission. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. As a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

Note Regarding Forward-Looking Statements, page 3

3.   We note your reference at page 3 to "forward-looking statements and forward-looking information" within the meaning of Section 21E of the Securities Exchange Act of 1934. However, you are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in particular.

Glossary of Terms, page 5

4.   Please disclose the name of the U.S. based institutional private lender that you refer to throughout your filing as "Lender."

5.   Under "Short Form Prospectus Offering" you state that the related public offering was completed on May 6, 2010. In the penultimate paragraph on page 21, you state that the offering was completed on May 16, 2010. Please revise to clarify.

Selected Financial Data, page 12

6.   Please provide selected financial data for the year ended December 31, 2005 to comply with Item 3.A of Form 20-F.

Capitalization and Indebtedness, page 13

7.   Please provide this disclosure as of a date no earlier than 60 days prior to the date of the registration statement. See Item 3.B of Form 20-F.

Directors and Senior Management, page 46

8.   In your sketch for Mr. Cottman, please clarify the meaning of the acronym "CPL."

Related Party Transactions, page 58

9.   Please disclose the name of the director who is also the President of the PLC.

Material Contracts, page 66

10.   We note your disclosure at page 66 that your material contracts include the Agency Agreement with Thomas Weisel Partners Canada, Inc., the ISDA Master Agreement between Legacy and BP Corporation North America, Inc. dated April 1, 2009, and the Amended and Restated Schedule to such agreement, dated January 4, 2010. Please file such agreements as exhibits to your filing.

11.   Please update your disclosure at page 67 regarding your ISDA Master Agreement with BP Corporation North America to reflect the June 30, 2010 amended schedule and the related agreements that you filed as exhibits 4.15, 4.17 and 4.18.

Taxation, page 68

12.   It appears that you have attributed certain disclosures regarding taxation to your legal advisors as experts. To the extent that you retain references in this section to legal counsel, identify by name the legal counsel in this section and provide the information required by Item 10.G of Form 20-F.

Financial Statements

General

13.   We note that you have provided audited financial statements as of and for the years ended December 31, 2009 and 2008. Please provide audited statements of operations, cash flows and equity for your three most recent financial years to comply with Item 17(a) of Form 20-F.

Note 9(d) – Warrants, page F-22

14.   We note your disclosures indicating that certain warrants issued prior to September 4, 2009 are not classified as liabilities and recorded at fair value "where the issue date fair value of the original equity classified award is greater than the fair value of the liability of the underlying warrant." Please address the following points:

* Clarify whether these warrants carry exercise prices that are denominated in currency other than US dollars, your functional currency.

* Explain how you have complied with FASB ASC subparagraph 815-10-15-75(b) in continuing to classify the warrants as equity versus liability.

Note 16 - Supplemental oil and natural gas reserves and standard measure information (unaudited), page F-30

15.   We note you indicate that the standardized measure of discounted future net cash flows related to your proved oil and gas reserves was determined using "year-end prices, costs and economic conditions and a 10% discount rate." However on page F-29 you indicate that you adopted and follow the new disclosure rules related to the "Modernization of Oil and Gas Reporting" which requires the use of a 12 month average of the first-day-of-the-month price in determining discounted future cash flows. Please resolve these inconsistencies in your disclosures.

16.   We note your tabular disclosures of the changes in the standardized measure indicate that you attribute a $131.0 million increase in future net cash flows related to the purchase of minerals in place. Although we acknowledge that the standardized measure may not represent the fair value of your proved reserves, there is a significant margin between the increase in your standardized measure attributable to the acquired Wyoming Assets and the purchase price of $27.2 million which we would like to understand. Please explain the reasons for this change with details about any circumstances that attributed to the change subsequent to your purchase of these assets on December 17, 2009.

Pro Forma Financial Statements

General

17.   Please address the following points regarding the pro forma periods you present to comply with Rule 11-02(c)(2)(i) of Regulation S-X:

   •   Please provide a pro forma statement of operations for the period of the most recent fiscal year end to the most recent interim date for which a balance sheet is required or disclose the reasons this is not meaningful.

   •   Please limit your pro forma information to the most recently completed fiscal year and subsequent interim period and eliminate your pro forma information for the year ended December 31, 2008.

Note 3 – Pro Forma Adjustments, page F-54

18.   At footnote 3(a) you state that your pro forma adjustments to increase revenues and expenses have been recorded "to reflect the acquisition of the Wyoming Assets on December 17, 2010." Please expand your disclosure to explain why the adjustment is necessary and identify the specific periods to which these relate.

19.   We note your pro forma adjustment (c) reverses impairment charges that were recorded in your historical financial statements for the years ended December 31, 2009 and 2008. We do not see how you have complied with Rule 11-02(b)(6) of Regulation S-X, which limits adjustments to those which are directly attributable to the acquisition and expected to have a continuing impact on your results.

Statements of Revenues and Direct Operating Expenses

Independent Auditor's Report, page 3

20.   Tell us why the audit report attached to the Statements of Revenues and Direct Operating Expenses of the acquired properties does not make reference to PCAOB standards and describe your efforts to obtain an audit that was conducted in accordance with these standards.

Exhibits

21.   With a view toward disclosure, please tell us the practical effect of the restrictions on
        share transfers that are set forth in your articles of incorporation. In that regard, we note
        that your articles of incorporation provide that no securities (other than non-convertible
        debt) shall be transferred without the approval of the board of directors.

Engineering Comments

Information on the Company, page 19

Louisiana, page 27

22.   We note your statement, "NiMin has a 48.25% working interest in the northwest flank of
        the Krotz Springs Field in southeastern St. Landry Parish, Louisiana." Please expand this
        to disclose your gross and net acres here.

Oil and Gas Reserves, page 30

23.   We note your proved reserve table. As the operating conditions are significantly different
        for each of the three areas in which you operate, please expand this to apportion your
        proved reserves by state or area. Disclose those reserves attributable to
        secondary/tertiary recovery if appropriate.

24.   Please amend your document to disclose the bench mark oil and gas prices to which
        differentials were applied to arrive at the disclosed average adjusted prices used to
        estimate your proved reserves. This comment applies to the price disclosure on page F-
        30 as well.

25.   Please submit to us the petroleum engineering reports—in hard copy and electronic
        digital format—you used as the basis for your year-end 2009 proved reserve disclosures.
        The report should include:

        •   One-line recaps for each property sorted by field and by present worth within each
            proved reserve category including the dates of first booking and estimated first
            production for your proved undeveloped properties;

        •   Total company summary income forecast schedules for each proved reserve category
            with proved developed segregated into producing and non-producing properties;

        •   Income forecasts for each of the wells and locations attributed with proved developed
            and proved undeveloped reserves, respectively;

- Individual engineering exhibits as is appropriate for performance decline or volumetric/analogy methods for each well and location—per the third bullet point in this list—with narrative for any secondary/tertiary recovery;

- Base maps for each significant field that identify existing well and PUD locations as well as producing status.

You may contact us for assistance in this or any other matter.

26. Please describe to us the details of your CMD secondary recovery operation. Discuss the issues of economic oxygen procurement and use, preferential (over light ends) in-situ coke combustion, insitu and external flow inhibition due to asphaltene precipitation, carbonic acid formation, crude upgrading and any other aspect that you consider important. Please affirm to us, if true, that you have not attributed proved reserves to CMD operations.

Proved Undeveloped Reserves, page 30

27. We note your statement that larger programs may require more than two years for development. Please affirm to us, if true, that you have not claimed proved undeveloped reserves scheduled for initial development beyond five years from booking.

Present Activities and Productive Wells, page 33

28. We note the "Wells Drilled" table for 2008 and 2009. Item 1205 of Regulation S-K requires the disclosure of your drilling activity for each of the last three years. Please amend your document to comply with Item 1205.

29. Item 1207 of Regulation S-K requires the disclosure of commitments to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements. Please amend your document to comply with Item 1207. If you have no such commitments, please so state.

Net Acres of Unproved Properties, page 34

30. We note your disclosure of the acreage for "Unproved Properties." Item 1208 of Regulation S-K, in part, requires the disclosure of gross and net developed acreage and gross and net undeveloped acreage. Please amend your document to comply with Item 1208.

Item 6. Directors, Senior Management and Employees, Page 46

President & Director, page 46

31.   We note that Dr. Sven Hagen "…presided over an international team that developed over 200 million barrels of oil in Venezuela and a 6 trillion cubic feet of gas field in Russia." Please clarify this to disclose the nature of the oil and gas figures, e.g. in place volumes, cumulative production, EUR.

Position Descriptions and Committees, page 53

32.   Please amend your document to disclose, if true, that "The Reserves Committee" is responsible for assisting the Board in complying with the requirements SEC Regulation S-K, Item 1200 instead of Item 102.

Notes to Consolidated Financial Statements, page F-6

Proved Oil and Gas Reserves, page F-30

33.   FASB ASC Paragraph 932-235-50-5, in part, requires the explanation of significant changes to proved reserves during the year(s). Please amend your document to explain the 2008 and 2009 revisions and the 2009 acquisition.

34.   Please explain to us the circumstances that allowed your purchase about 7 million barrels of proved oil reserves for about $27 million or less than $4/Barrel.

Exhibit 99.1

35.   Item 1202(a)(8) of Regulation S-K prescribes the minimum requirements for third party report. Please furnish to us an amended third party reserve report that discloses:

   •   The purpose for which the report was prepared and for whom it was prepared;

   •   The date on which the report was completed;

   •   The proportion of the registrant's total reserves covered by the report;

   •   The assumptions, data, methods, and procedures used in connection with the preparation of the report, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report;

   •   Bench mark oil and gas prices to which differentials were applied to arrive at the disclosed average adjusted prices used to estimate your proved reserves;

- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;

- A discussion regarding the inherent uncertainties of reserves estimates; and

- A brief summary of the third party's conclusions with respect to the reserves estimates.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director